 Search          Try Premium Free for 1 Month



Include your company profile in the ...ook® Directory to reach more ...t research buyers



Leonard Murphy

GreenBook Thought Leader, Partner in Gen2 Advisors, Director at Veriglif, Advisory Board member, Investor & Change Agent

Lawrenceville, Georgia

Message   •••

 Veriglif, the world's first global consumer data...

 Oglethorpe University

 See contact info

 500+ connections

With almost 20 years of high visibility leadership roles in the Market Research industry Leonard ,"Lenny" Murphy is widely considered one of the most influential thought leaders and advisors in the world. As the CEO of several successful companies, most notably full-service agency Rockhopper ...

      +17

Show more ⌄

Articles & activity

9,124 followers

 

Webinar on data use in a post-Cambridge Analytica...

Leonard Murphy
Published on LinkedIn

I think it would be a good thing if those of us who work in the marketing analytics world did a webinar to explore topics that the current news cycle re: Cambridge Analytica have br ...see more

22 Likes • 12 Comments

 Like    Comment    Share

See all articles

 Thanks Monica Corbett; that is how I try to approach any of these kind of...
Leonard commented

 Thrilled my friends from @LittleBirdMktg had me on their...
Leonard shared this
13 Likes • 3 Comments

Awesome!
Leonard commented
1 Like

See all activity

Experience

Director

Veriglif, the world's first global consumer data ecosystem

Oct 2018 – Present · 8 mos
Greater New York City Area

Veriglif is the global Verified Data Network that allows all data stakeholders to connect, transact, and thus maximize the value of consumer data assets. It is the world's first global consumer data ecosystem that helps unlock the full value of consumer data through increased

















Search

Try Premium Free for 1 Month

Built on the IBM Hyperledger private enterprise Blockchain. This data network is driven by creating a single-source Universal ID for individuals based on their digital datagraph to verify identity and allow for the linkage of related data at the individual level from any source, globally.

Executive Editor & Producer

GreenBook Marketing Media

May 2010 – Present · 9 yrs 1 mo

Global

At GreenBook, our mission is to connect marketers and market researchers with the people, information and ideas that will generate big results for their companies.

We started in 1962 as a membership directory of the American Marketing Associati... See more

Senior Partner

Gen2 Advisors

May 2012 – Present · 7 yrs 1 mo

New York, New Ork

Put simply, Gen2 helps our clients understand change and create solutions to harness it for their advantage. We concentrate our business on what's happening in insights. Nothing more, nothing less.

... See more

Chairman and Producer

Insight Innovation Exchange

Aug 2012 – Present · 6 yrs 10 mos

Global

IIeX and GreenBook events are the most innovative, client-driven insights events in the world. IIeX has come to be known as the home of new thinking, new technology, and new research impact. Join our global network of innovative insights pros and be a part of the future of insights.

 🔍 Search        Try Premium Free for 1 Month

Advisory Board Member

Michigan State University - The Eli Broad College of Business

Apr 2015 – Present · 4 yrs 2 mos

Member of the Advisory Board of the MASTER OF SCIENCE IN MARKETING RESEARCH PROGRAM.

The Master of Science in Marketing Research Program at MSU has been ranked by… See more

Show 5 more experiences ⌄

Education

Oglethorpe University
1989 – 1990

Redan High School
1984 – 1989

Skills & Endorsements

Market Research · 99+

Endorsed by **Ray Poynter and 147 others who are highly skilled at this**

Endorsed by **5 of Leonard's colleagues at GreenBook**

Analytics · 99+

Endorsed by **Michael Wolfe and 13 others who are highly skilled at this**

Endorsed by **3 of Leonard's colleagues at GreenBook**

Customer Insight · 99+

Zeb Pirkey - 🚀 and **99+ connections** have given endorsements for this skill

Show more ⌄



 Search

